Exhibit 8.1

Crowe Horwath LLP Independent Member Crowe Horwath International 488 Madison Avenue, Floor 3 New York, New York 10022-5722 Tel 212.572.5500 Fax 212.572.5572 www.crowehorwath.com

May 23, 2017

Board of Directors

Ponce Bank Mutual Holding Company

PDL Community Bancorp

Ponce De Leon Federal Bank

2244 Westchester Avenue

Bronx, New York 10462

Members of the Board of Directors:

Ponce De Leon Federal Bank (“PDL”) has requested the opinion (“Opinion”) of Crowe Horwath LLP (“Crowe”) regarding certain federal, New York State, and New Jersey income tax consequences for PDL’s reorganization (“Reorganization”) from a federally chartered mutual bank into a mutual holding company structure. We have not considered any non-income tax or foreign, or state and local income tax consequences other than those items specifically addressed in our opinion, and, therefore, do not express any opinion regarding the treatment that would be given the Reorganization by applicable authorities on any federal, state, or local tax issues not specifically addressed herein. We also express no opinion on non-tax issues such as matters of corporate law or securities law. We express no opinion other than that as stated immediately above, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matters.

In rendering our opinion, we have relied upon the signed Letter of Representation and the facts, information, assumptions and representations as contained in Form S-1/A Registration Statement and the Plan of Reorganization as filed with the Securities and Exchange Commission (“SEC”) on May 22, 2017, including all exhibits attached thereto. We have assumed that these facts are complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions. You have represented to us that we have been provided all of the facts necessary to render our opinion.

Statement of Facts

Corporate History and Current Organizational Structure

PDL is a federally chartered savings bank headquartered in Bronx, New York with thirteen branch offices located in Bronx, Manhattan, Queens, and Brooklyn, New York, as well as in Union City, New Jersey. PDL was originally chartered in 1960 as a federally chartered mutual savings and loan association under the name Ponce De Leon Federal Savings and Loan Association and became known as Ponce De Leon Federal Bank following a name change in 1997.1

PDL’s business consists primarily of taking deposits from the general public and investing those deposits, together with funds generated from operations, in mortgage loans, consisting of one-to-four family residences (both investor-owned and owner-occupied), multi-family residences, non-residential property and construction and land, and, to a lesser extent, in business and consumer loans.

[1]	Between 1985 to 1997, PDL’s legal name was Ponce De Leon Federal Savings Bank.

Crowe Horwath LLP

Ponce De Leon Federal Bank

Tax Opinion

Under the current mutual form of ownership, PDL does not have shareholders. Its depositors, and certain eligible borrowers,2 currently have the right to vote on matters pertaining to PDL such as the election of directors and the contemplated Reorganization.

PDL currently accounts for bad debts under the specific charge-off method pursuant to Internal Revenue Code (IRC) §582(a). However, as PDL’s original charter dates back to 1960, it has remaining reserve balances relating to periods prior to the 1996 repeal of the reserve method of accounting under IRC §593 for savings institutions.

The Reorganization

On November 17, 2016, PDL’s board of directors unanimously adopted a plan of reorganization, which was subsequently amended on April 7, 2017 by unanimous action of the board.

The contemplated reorganization consists of a series of transactions by which PDL will reorganize its corporate structure from its current status as a mutual savings bank to a mutual holding company form of ownership pursuant to a plan of reorganization and a stock issuance plan. Under these plans, PDL will, in essence, reorganize from a federally chartered mutual savings bank into a two-tier federal mutual holding company structure.

More specifically, it is contemplated that the Reorganization will be completed as follows –

(1)	PDL will organize a stock savings bank as a wholly owned subsidiary (“Ponce Bank”).

(2)	After Ponce Bank receives FDIC-approval for insurance of accounts and the FDIC has issued it a certificate number, PDL will transfer pursuant to a purchase and assumption agreement all of its assets and liabilities to Ponce Bank, except for $200,000 in cash, solely in exchange for voting common stock of the stock bank. Ponce Bank will be the stock savings bank as a resulting from the reorganization.

It has been represented that the value of common stock received in exchange for accounts receivable will be equal to the net value of the accounts transferred – i.e., the face value of the accounts receivable previously included in income less the amount of the reserve for bad debts.

(3)	PDL will amend its charter and bylaws to read in the form of a federal mutual holding company to become Ponce Bank Mutual Holding Company (“PB Mutual”).

As a mutual holding company, PB Mutual will have no shareholders, and the members of PB Mutual will have exclusive voting authority as to all matters requiring a vote of members under the charter of PB Mutual.[3] The initial Board of Directors for PB Mutual will consist of the existing PDL directors. Thereafter, approximately one-third of the directors of PB Mutual will be elected annually by its members.

(4)	PB Mutual will organize PDL Community Bancorp (“PDL Community”) as a wholly owned subsidiary, and PB Mutual will transfer $1,000 to PDL Community in exchange for 100 shares of PDL Community common stock.

[2]	Eligible borrowers include borrowers as of April 11, 1985 whose borrowings remain outstanding.
[3]	Persons who have membership rights with respect to PDL under its existing charter immediately prior to the Reorganization will continue to have such rights solely with respect to PB Mutual after the Reorganization so long as they remain members of the stock bank. In addition, all persons who become depositors of the stock bank following the Reorganization will have membership rights with respect to PB Mutual. The rights and powers of PB Mutual members will be defined by the charter and bylaws and by the statutory and regulatory provisions applicable to savings and loan holding companies and mutual holding companies.

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Ponce De Leon Federal Bank

Tax Opinion

(5)	PB Mutual will transfer all of the initially issued stock of Ponce Bank to PDL Community in exchange for additional shares of PDL Community common stock,[4] and Ponce Bank will become a wholly owned subsidiary of PDL Community.

(6)	Concurrently and in connection with the Reorganization, PDL Community will offer up to 7,224,663 shares of its common stock for sale at $10.00 per share[5] in a “subscription offering” on a priority basis to depositors, eligible borrowers, and the tax-qualified employee stock ownership plans of PDL, with any remaining shares offered to the public in a community offering, a syndicated community offering, or a firm commitment underwritten offering, or some combination thereof.[6]

It is anticipated that, after the offering, subscribers in the offering, including PDL’s employee stock ownership plan, will own 45% of the outstanding PDL Community common stock, PB Mutual will own 51.7% of the outstanding PDL Community common stock, and a newly formed charitable foundation will own 3.3% of the outstanding PDL Community common stock.[7]

There is no established market for the common stock of PDL Community. However, it is expected that the PDL Community common stock will be traded on the Nasdaq Global Market under the symbol “PDLB” upon conclusion of the stock offering.

Collectively, the foregoing steps constitute the contemplated Reorganization.8 The Reorganization will not interrupt banking operations, and business will continue as usual following the Reorganization, operating as Ponce Bank.

It has been represented that PDL Community has no plan or intention to redeem or otherwise acquire any of the common stock issued in connection with the offering. It has been further represented that there is no plan or intention for PDL Community to be liquidated or merged with another corporation following the reorganization.

It has been represented that no person shall receive any payment, whether in money or property, in lieu of the issuance of subscription rights. In addition, it has been further represented that no shares of stock will be issued to or purchased by depositor-employees at a discount or as compensation in the proposed transaction.

It has been further represented that the subscription rights will be granted to historic PDL members at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipient with the right only to purchase shares of PDL Community common stock at the same price to be paid by members of the general public in any community offering.

[4]	Note that because PB Mutual already owns 100% of PDL Community at the time of the contribution of the Ponce Bank shares, there may be no actual issuance of additional shares to PB Mutual, as it would effectively be a meaningless gesture.
[5]	The $10.00 per share price was selected primarily because it is the price most commonly used in mutual holding company reorganizations and stock offerings. See Form S-1 at p. 2 (citing Terms of the Offering).
[6]	A minimum of 5,339,969 shares must be sold in order to complete the offering. In addition, while the initial offering is for 7,224,663 shares, up to 8,308,362 shares may be sold to reflect demand for the shares or changes in market conditions following commencement of the offering without re-soliciting subscribers.
[7]	It is intended that a new charitable foundation will be established as part of the offering. Assuming final regulatory approval is received to establish and fund the charitable foundation, it is intended that $200,000 of the gross proceeds raised in the offering and 3.3% of the outstanding PDL Community common stock will be contributed to the new foundation following the offering.
[8]	Pursuant to the Plan of Reorganization and Form S-1 filed with the SEC, the Reorganization is intended to be completed through these steps. However, the plan allows alternatively for completion of the reorganization in any manner approved by regulators that is consistent with the purposes of the plan of reorganization and applicable laws and regulations. It is Crowe’s understanding that there have been no adjustments to the contemplated reorganization steps described in Form S-1 and in the Plan of Reorganization.

Crowe Horwath LLP

Ponce De Leon Federal Bank

Tax Opinion

Summary of Opinions

Based on the facts and representations set forth above and the analysis below, it is our opinion that:

Federal Tax Opinions

1.	The conversion of PDL, a federal mutual savings and loan bank, to PB Mutual, a federal mutual holding company will qualify as a tax-free reorganization under IRC §368(a)(1)(F), and no gain or loss will be recognized as a result of such conversion.

2.	The transfer of substantially all of the historic PDL assets and liabilities to Ponce Bank qualifies as an exchange under IRC §351. Consequently, PB Mutual (f/k/a PDL) will recognize no gain or loss upon the transfer of substantially all of the historic PDL assets and liabilities solely in exchange for the voting common stock of Ponce Bank (i.e. the stock bank).

3.	PB Mutual’s (f/k/a PDL) holding period in the Ponce Bank common stock received in the Reorganization will include the holding period during which the exchanged assets were held, in accordance with IRC §1223(1).

4.	PB Mutual (f/k/a PDL) will recognize no income with respect to its bad debt reserve established under IRC §593.

5.	Ponce Bank will recognize no gain or loss upon its receipt of substantially all of the historic PDL assets from PDL in exchange for Ponce Bank stock, in accordance with IRC §1032(a).

6.	Ponce Bank’s basis in the historic PDL assets will be the same as the basis of such assets in the hands of PDL immediately prior to the Reorganization, in accordance with IRC §362(a).

7.	Ponce Bank’s holding period for the historic PDL assets will include the period during which the assets were held by PDL prior to the conversion, in accordance with IRC §1223(2).

8.	Historic members of PDL will recognize no gain or loss by reason of the Reorganization.

9.	No gain or loss will be recognized by historic members of PDL on the issuance to them of withdrawable deposit accounts in Ponce Bank, plus liquidation rights with respect to PB Mutual, in exchange for their PDL deposit accounts or to the other depositors on the issuance to them of withdrawable deposit accounts, in accordance with IRC §354(a).

10.	It is more likely than not that the fair market value of the subscription rights to purchase PDL Community common stock is zero.[9] Accordingly, no gain or loss will be recognized by eligible account holders, supplemental eligible account holders, or other members upon the distribution to them of the non-transferable subscription rights to purchase shares of PDL Community common stock, in accordance with IRC §305(a). Gain realized, if any, by the eligible account holders, supplemental eligible account holders, or other members on the distribution to them of the non-transferable subscription rights will be recognized, but only in an amount not in excess of the fair market value of such subscription rights, in accordance with IRC §356(a).

[9]	The IRS has not in the past concluded that subscription rights have value. Note, however, that if the subscription rights are subsequently found to have a fair market value, income may be recognized by various recipients of the subscription rights (in certain cases, whether or not the rights are exercised) and PDL Community and/or PB Mutual may be taxable on the distribution of the subscription rights.

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Ponce De Leon Federal Bank

Tax Opinion

In addition, eligible account holders, supplemental eligible account holders will not realize any taxable income as a result of the exercise by them of the non-transferable subscription rights, consistent with Rev. Rul. 56-572.

11.	The basis of the deposit accounts in Ponce Bank received by eligible account holders, supplemental eligible account holders, and other historic members of PDL will be the same as the basis of the PDL deposit accounts surrendered in exchange therefor, in accordance with IRC §358(a)(1). Additionally, the basis of the interests in the liquidation rights in PDL to be received by eligible account holders, supplemental eligible account holders, and other historic members of PDL will be zero, consistent with Rev. Rul. 71-233.

12.	PB Mutual and the persons who purchase PDL Community common stock in the subscription and community offerings (“minority shareholders”) will recognize no gain or loss upon the transfer of Ponce Bank stock and cash, respectively, to PDL Community, in accordance with IRC §351(a).

13.	PDL Community will recognize no gain or loss on its receipt of Ponce Bank stock and cash, in accordance with IRC §1032(a).

14.	PB Mutual’s basis in its PDL Community common stock will be increased by its basis in the Ponce Bank stock transferred, in accordance with IRC §358(a)(1).

15.	PB Mutual’s holding period in the PDL Community common stock received will include the period during which it held the Ponce Bank common stock, provided that the property was a capital asset on the date of the exchange, in accordance with IRC §1223(1).

16.	PDL Community’s basis in the Ponce Bank stock received from PB Mutual will be the same as the basis of such stock in the hands of PB Mutual, in accordance with IRC §362(a).

17.	PDL Community’s holding period for the Ponce Bank stock received from PB Mutual will include the period during which the stock was held by PB Mutual, in accordance with IRC §1223(2).

18.	It is more likely than not that the basis of the PDL Community common stock to its shareholders will be the purchase price thereof, in accordance with IRC §1012.

19.	The holding period of the PDL Community common stock purchased pursuant to the exercise of subscription rights will commence on the date on which the right to acquire the stock was exercised, in accordance with IRC §1223(6).

New York State Tax Opinions

1.	It is more likely than not that the federal tax treatment of the Reorganization will be respected for purposes of the New York State Corporate Franchise Tax calculated on the basis of business income.

2.	It is more likely than not that the federal tax treatment of the subscription offering will be respected for purposes of computing the New York State Personal Income Tax of eligible account holders, supplemental eligible account holders and other members who are subject to the New York State Personal Income Tax as New York State residents.

Crowe Horwath LLP

Ponce De Leon Federal Bank

Tax Opinion

New Jersey Tax Opinions

1.	It is more likely than not that the federal tax treatment of the Reorganization will be respected in determining entire net income for purposes of the New Jersey Corporation Business Tax.

2.	It is more likely than not that the federal tax treatment of the subscription offering will be respected for purposes of computing the New Jersey Gross Income Tax of eligible account holders, supplemental eligible account holders and other members who are subject to the New Jersey Gross Income Tax as New Jersey residents.

Law and Analysis

I.	Federal Income Tax

IRC §368(a)(1)(F) provides that the term “reorganization” means a mere change in identity, form, or place of organization of one corporation, however effected. On numerous occasions, the Internal Revenue Service (IRS) has ruled that the conversion of a mutual savings and loan association into a stock savings and loan association qualifies as a Type (F) reorganization because the conversion transaction is a mere change in identity, form, or place of organization. See e.g., Revenue Ruling (Rev. Rul.) 80-105, GCM 38537; Rev. Rul. 2003-48; PLR 8430038. Accordingly, the conversion of PDL from a mutual savings and loan bank into a federal mutual holding company will qualify as a reorganization under IRC §368(a)(1)(F).

Pursuant to Treasury Regulation (Treas. Reg.) §1.368-2(m)(3)(i), a potential (F) reorganization consisting of a series of related steps or transactions that, collectively, result in a mere change of one corporation may qualify as a reorganization under IRC §368(a)(1)(F), whether or not certain steps within the series, viewed in isolation, could be subject to other IRC provisions, including IRC §351. Treas. Reg. §1.368-2(m)(3)(ii) further provides that a transaction that qualifies as a reorganization under IRC §368(a)(1)(F) may occur before, within, or after other transactions that effect more than a mere change, and related events that precede or follow the transaction generally will not cause the transaction to fail to qualify as a reorganization under IRC §368(a)(1)(F). As noted, the following related transactions will occur in connection with the conversion of PDL (a federally chartered mutual savings association) to PB Mutual (a federal mutual holding company): (1) the historic business assets of PDL will be transferred to Ponce Bank; and (2) the stock of Ponce Bank will be contributed by PB Mutual to PDL Community. As discussed below, it is anticipated that each of these transactions will qualify as a tax-free exchange under IRC §351. Under Treas. Reg. §1.368-2(m)(3), these related transactions will not affect the (F) reorganization qualification of the conversion transaction.

IRC §351(a) provides that no gain or loss will be recognized if property is transferred to a corporation by one or more persons solely in exchange for stock in such corporation and immediately after the exchange such person or persons are in control (as defined in IRC §368(c)) of the corporation.

IRC §368(c) provides that “control” means the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation.

IRC §351 requires a transfer of property in exchange for stock. The “transfer” requirement is satisfied so long as the transferor transfers all substantial rights associated with the transferred property. PB Mutual (f/k/a PDL) will not retain any significant power, right or continuing interest in the historic assets transferred to Ponce Bank. Because there will be a transfer of substantially all of the historic PDL assets, the initial transfer of substantially all of the historic PDL assets to Ponce Bank will qualify as a transfer for purposes of IRC §351. In addition, PB Mutual (f/k/a PDL) will own 100% of newly formed PDL Community following the initial asset transfer and will, therefore, satisfy the requisite requirement of being in IRC §368(c) control of PDL Community immediately following the asset transfer. Consequently, the initial transfer of substantially all of the historic PDL assets to Ponce Bank will qualify as a tax-free exchange under IRC §351.

Crowe Horwath LLP

Ponce De Leon Federal Bank

Tax Opinion

The IRS ruled in Rev. Rul. 2003-48 that a mutual holding company’s contribution of the stock of the stock bank to the stock holding company solely in exchange for shares of stock holding company’s voting common stock constitutes a transfer described in IRC §351. PB Mutual (f/k/a PDL) will contribute the stock of Ponce Bank to PDL Community in a constructive exchange for additional PDL Community. Note, however, that because PB Mutual already owns 100% of the outstanding shares of PDL Community at the time of the stock contribution, it is unlikely that additional PDL Community shares will actually be issued to PB Mutual, as an issuance of additional shares would be a meaningless gesture given the existing 100% ownership. Based on the foregoing, we believe that this secondary contribution transaction will also qualify as a tax-free exchange under IRC §351.

Further, in Rev. Rul. 2003-51, the IRS ruled that a transfer of assets to a corporation (the “first corporation”) in exchange for an amount of stock of the first corporation constituting control satisfies the control requirement of IRC §351, if pursuant to a binding agreement entered into by the transferor with a third party prior to the exchange, the transferor transfers the stock of the first corporation to another corporation (the “second corporation”) simultaneously with the transfer of assets by the third party to the second corporation and, immediately thereafter, the transferor and the third party are in control of the second corporation. As a result, we believe that the subsequent contribution of Ponce Bank stock to PDL Community will not adversely affect treatment of the initial contribution as a tax-free exchange under IRC §351.

In Nash v. United States, 398 U.S. 1 (1970), the U.S. Supreme Court held that a reserve for bad debts is not recaptured by a transferor of accounts receivable to a controlled corporation for its stock. The Court held that the transferors merely received stock and securities equal in value to the net worth of the receivables transferred – i.e., their face value less the reserve for bad debts. Because no gain or loss was realized, there was no reason to include the reserve in taxable income. See also Rev. Rul. 78-280. As noted in the Statement of Facts, it is Crowe’s understanding that the value of any common stock received in exchange for PDL accounts receivable will be equal to the net value of the accounts transferred. Consequently, there should be no income recapture related to previously recorded bad debt reserves.

II.	New York – Corporate Franchise Tax on Business Corporations

Effective for tax years beginning on or after January 1, 2015, the franchise tax on banking corporations under Tax Law Article 32 was repealed, and banking corporations became and now are subject to the franchise tax on general business corporations (“New York Corporate Franchise Tax”) under Tax Law Article 9-A. New York 2014-15 Budget Bill.

The New York Corporate Franchise Tax is imposed on a corporation for the privilege of exercising its corporate franchise, doing business, employing capital, owning or leasing property in New York in a corporate or organized capacity, maintaining an office in New York, or deriving receipts from activity in New York. N.Y. Tax Law §209(a). The term “corporation” includes: (a) an association within the meaning of IRC §7701(a)(3) (including a limited liability company), (b) a joint-stock company or association, (c) a publicly traded partnership treated as a corporation for purposes of the IRC §7704 and (d) any business conducted by a trustee or trustees wherein interest or ownership is evidenced by certificate or other written instrument.

A corporation’s tax liability is the highest of three alternative bases: (1) business income, (2) capital and (3) a fixed dollar minimum tax. N.Y. Tax Law §210(1). The scope of this opinion is limited to the consequences of the Reorganization on the computation of the business income and the fixed dollar minimum tax bases of the New York Corporate Franchise Tax.

Crowe Horwath LLP

Ponce De Leon Federal Bank

Tax Opinion

In general, the tax on business income is calculated by reference to federal taxable income reported to the United States Treasury (entire net income), reduced by investment income and other exempt income, multiplied by the applicable tax rate. N.Y. Tax Law §208(8) and §210(1)(a).

Entire net income, a starting-point for computing business income, is defined as “total net income from all sources which shall be presumably the same as the entire taxable income, which, except as hereinafter provided in this subdivision, the taxpayer is required to report to the United States treasury department.” N.Y. Tax Law §208(9).

N.Y. Tax Law §208(9)(a) and (b) provide modifications and adjustments required in computing entire net income. There are no modifications or adjustments to entire net income relating to the IRC sections cited above.

Investment income is defined as “income, including capital gains in excess of capital losses, from investment capital, to the extent included in computing entire net income” less interest deductions. N.Y. Tax Law §208(6)(a)(i). The term “other exempt income” means the sum of exempt controlled foreign corporation income and exempt unitary corporation dividends. In computing investment income, exempt controlled foreign corporation income and exempt unitary corporation dividends, there are no modifications or adjustments applicable to transactions relating to investment income relating to the IRC sections cited above.

Based on the foregoing, with respect to the New York Corporate Franchise Tax calculated on the basis of business income, it is more likely than not that the Reorganization should be treated in the same manner as it is treated for federal income tax purposes.

The fixed dollar minimum tax is calculated by reference to New York receipts, which are receipts included in the numerator of the apportionment factor determined under N.Y. Tax Law §210-A for the taxable year. N.Y. Tax Law §210(1)(d)(1)(E). The apportionment factor is “a fraction, determined by including only those receipts, net income, net gains, and other items that are included in the computation of the taxpayer’s business income for the taxable year.” N.Y. Tax Law §210-A(1). Accordingly, since there is no effect on the computation of business income as a result of the Reorganization, it is more likely than not that the Reorganization will have no effect on the New York Corporate Franchise Tax calculated on a fixed minimum tax basis.

III.	New York – Personal Income Tax

The personal income tax is imposed on New York taxable income of all resident individuals (“New York Personal Income Tax”). N.Y. Tax Law §601. The New York taxable income of a resident individual is New York adjusted income, reduced by New York deductions and exemptions. N.Y. Tax Law §611(a).

New York adjusted income is calculated by reference to federal adjusted gross income reported for the taxable year with certain modifications. N.Y. Tax Law §612(a). New York deductions and exemptions from federal adjusted gross income are provided in N.Y. Tax Law §613 through § 616. There are no modifications or adjustments applicable to transactions relating to the IRC sections cited above. Therefore, it is more likely than not that the federal tax treatment of the subscription offering will be respected for purposes of the New York Personal Income Tax.

IV.	New Jersey – Corporation Business Tax

The New Jersey corporation business tax (“New Jersey Corporation Business Tax”) is imposed on all domestic and foreign corporations that derive receipts from sources within New Jersey or engage in contacts within New Jersey, in addition to those that have or exercise a corporate franchise, do business, employ or own capital or property, or maintain an office in New Jersey. N.J. Rev. Stat. §54:10A-2. The

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Ponce De Leon Federal Bank

Tax Opinion

term “corporation” is defined as any corporation, joint-stock company or association and any business conducted by a trustee or trustees wherein interest or ownership is evidenced by a certificate of interest or ownership or similar written instrument, any other entity classified as a corporation for federal income tax purposes, and any state or federally chartered building and loan association or savings and loan association. N.J. Rev. Stat. §54:10A-4(c). Banking corporations, including national banks and entities considered banks within Sec. 1 of the Banking Act of 1948, are subject to the New Jersey Corporation Business Tax. N.J. Rev. Stat. §54:10A-34; N.J. Rev. Stat. §54:10A-36.

In most cases, the gain or loss recognized on a reorganization for the New Jersey Corporation Business Tax purposes will be the same as the gain or loss recognized for federal income tax purposes. The starting point in computing the tax base of the New Jersey Corporation Business Tax is entire net income, which is defined as follows:

…total net income from all sources, whether within or without the United States, and shall include the gain derived from the employment of capital or labor, or from both combined, as well as profit gained through a sale or conversion of capital assets.

For the purpose of this act, the amount of a taxpayer’s entire net income shall be deemed prima facie to be equal in amount to the taxable income, before net operating loss deduction and special deductions, which the taxpayer is required to report, or, if the taxpayer is classified as a partnership for federal tax purposes, would otherwise be required to report, to the United States Treasury Department for the purpose of computing its federal income tax…

N.J. Rev. Stat. §54:10A-4(k), emphasis added.

Accordingly, the federal taxable income reported by the taxpayer generally is the starting point for determining the New Jersey Corporation Business Tax. The federal taxable income is then subject to various state-specific addition and subtraction modifications, which primarily appear within the definition of “entire net income.”Id. There are no modifications or adjustments applicable to transactions relating to the IRC sections cited above. N.J. Rev. Stat. §54:10A-4(k); N.J.A.C. § 18:7-5.2; N.J.A.C. § 18:7-5.4.

Based on the foregoing, with respect to the New Jersey Corporation Business Tax calculated on the basis of entire net income, it is more likely than not that the Reorganization should be treated in the same manner as it is treated for federal income tax purposes.

V.	New Jersey – Gross Income Tax

New Jersey imposes gross income tax on every resident, based on New Jersey gross income, subject to certain exclusions, deductions and exemptions (the “New Jersey Gross Income Tax”). N.J. Rev. Stat. §54A:2-1. New Jersey Gross Income Tax statutes list specific categories of income that should be included in gross income. N.J. Rev. Stat. §54A:5-1. Net gains or income derived from the sale, exchange or other disposition of property is a category of income. N.J. Rev. Stat. §54A:5-1(c).

However, the term “net gains or income” does not include gains or income from transactions to the extent that non-recognition is allowed for federal income tax purposes. Ibid. The relevant provision continues:

The term “sale, exchange or other disposition” shall not include the exchange of stock or securities in a corporation a party to a reorganization in pursuance of a plan of reorganization, solely for stock or securities in such corporation or in another corporation a party to the reorganization and the transfer of property to a corporation by one or more persons solely in exchange for stock or securities in such corporation if immediately after the exchange such person or persons are in control of the corporation.

Crowe Horwath LLP

Ponce De Leon Federal Bank

Tax Opinion

Ibid.

Accordingly, based on the foregoing, it is more likely than not that the federal treatment of the subscription offering will be respected for purposes of the New Jersey Gross Income Tax.

Limitations on Opinion

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations we have relied upon may require a modification of all or a part of this opinion. Our opinion is as of the date of this letter, and we have no responsibility to update this opinion for events transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date. We have not been asked to, and we do not, render any opinion with respect to any matters other than those expressly set forth in this Opinion.

The discussion and conclusions set forth herein are based upon the Internal Revenue Code, Treasury Regulations, New York State income tax statutes and regulations, New Jersey income tax statutes and regulations and existing administrative and judicial interpretations thereof, as of the date of this Opinion all of which are subject to change. If there is a change, including a change having retroactive effect, in the Internal Revenue Code, Treasury Regulations, Internal Revenue Service rulings or releases, New York State income tax statutes and regulations, New Jersey income tax statutes and regulations, or in the prevailing judicial interpretation of the foregoing, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

The opinions expressed herein are based solely upon our interpretation of the Internal Revenue Code, Treasury Regulations, New York State income tax statutes and regulations, New Jersey income tax statutes and regulations as interpreted by court decisions, and by rulings and procedures issued by the Internal Revenue Service, the New York State Department of Taxation and Finance, or the New Jersey Division of Taxation as of the date of this letter.

The opinions expressed herein are not binding on any court or on the Internal Revenue Service (IRS), the New York State Department of Taxation and Finance, or the New Jersey Division of Taxation, and there can be no assurance that contrary positions may not be taken by the IRS or that a court considering the issues would not hold contrary to such opinions.

The opinions expressed herein reflect our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinions expressed herein reflect what we regard to be the material federal, New York State, and New Jersey income tax, effects of the transaction as described herein; nevertheless, they are opinions only and should not be taken as assurance of the ultimate tax treatment.

Crowe Horwath LLP

Ponce De Leon Federal Bank

Tax Opinion

Consent

We hereby consent to the filing of this Opinion as an exhibit to the Form S-1 Registration Statement filed with the SEC and as an exhibit to applications filed with respect to the Plan of Reorganization, as applicable. We also consent to the references to our firm in the prospectus contained in the Form S-1 Registration Statement and applications filed with respect to the Plan of Reorganization.

Very truly yours,

Crowe Horwath LLP